FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	…………………………………………………… , 2017…...

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 27, 2017	By ……/s/…… Eiji Shimizu………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 116th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 116th Business Term (from January 1, 2016 to December 31, 2016).

As for the world economy, 2016 saw only moderate economic recoveries in the U.S. and Europe as well as a continued slowdown of China’s economic growth. Additionally, the yen appreciated sharply to the extent that it was as high as 99 yen against the U.S. dollar for a time. Although the U.S. dollar regained some strength following the U.S. presidential election in November, the yen’s appreciation for the full year was significant.

Due to this severe business environment, we were unable to prevent a decline in revenue and profit in the 116th Business Term. For the term-end dividend, to realize a stable return and actively return profits to shareholders and in appreciation for the ongoing support of our shareholders, we will propose a distribution of 75.00 yen per share at the Ordinary General Meeting of Shareholders for the 116th Business Term. As a result, the full-year dividend amount, when combined with the interim dividend (75.00 yen per share), will be 150.00 yen per share, which is the same amount distributed for the 115th Business Term.

Index

Last year, the Canon Group embarked upon a new five-year management plan, Phase V (2016 - 2020) of our “Excellent Global Corporation Plan.” Under the basic policy of “Embracing the challenge of new growth through a grand strategic transformation,” the Canon Group is, in addition to the reinforcement of existing businesses, working to develop and strengthen new businesses aiming to achieve growth through the transformation of the business structure. With the recent addition of Toshiba Medical Systems Corporation to the Canon Group, we have succeeded in building a foundation in four new business areas (commercial printing, network cameras, healthcare, and industrial equipment) that we focus particularly on.

While the world economy is expected to pick up at a moderate pace in 2017, uncertainty is increasing and the business environment surrounding the Canon Group will likely continue to be far from reassuring. Despite such conditions, by steadily implementing measures planned under Phase V, the Canon Group will make united efforts to mark this year, which is the 80th anniversary of Canon, as a year in which the Canon Group returns to a path of growth.

We look forward to our shareholders’ continued support and encouragement.

March, 2017

Chairman & CEO    FUJIO MITARAI

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 116TH BUSINESS TERM	P. 3
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1- Dividend from Surplus	P. 4
Item No.2- Election of Seven Directors	P. 5
Item No.3- Election of One Audit & Supervisory Board Member	P. 9
Item No.4- Grant of Bonus to Directors	P. 10
Guidance Notes on the Exercise of Voting Rights	P. 11
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 13
2. Shares of the Company	P. 28
3. Share Options of the Company	P. 29
4. Directors and Audit & Supervisory Board Members	P. 30
5. Accounting Auditor	P. 32
6. Systems Necessary to Ensure the Properness of Operations	P. 33
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 37
Consolidated Statements of Income	P. 38
Consolidated Statement of Equity	P. 39
Notes to Consolidated Financial Statements	P. 40
FINANCIAL STATEMENTS
Balance Sheets	P. 42
Statements of Income	P. 43
Statement of Changes in Net Assets	P. 44
Notes to Non-Consolidated Financial Statements	P. 45
AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS	P. 47
AUDIT REPORT OF ACCOUNTING AUDITOR	P. 48
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49
REFERENCE
Business Topics	P. 51
CSR Initiatives	P. 52
Information for Shareholders	P. 53

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 6, 2017
TO OUR SHAREHOLDERS
CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 116TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 116th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 11-12). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 29 (Wednesday), 2017 (Japan time).

1. DATE AND TIME:	March 30 (Thursday), 2017 at 10:00 a.m. (Japan time)
Headquarters of the Company
2. PLACE:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1.     Reports on the contents of the Business Report and Consolidated Financial Statements for the 116th Business Term (from January 1, 2016 to December 31, 2016), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 116th Business Term (from January 1, 2016 to December 31, 2016).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Seven Directors
Item No.3 - Election of One Audit & Supervisory Board Member
Item No.4 - Grant of Bonus to Directors

•  It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

•  Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.

•  Please note that no gift will be provided at the Meeting. Thank you for your understanding.

•  Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (http://www.canon.com/ir/).

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

After comprehensively considering the above basic policy, we propose a term-end dividend of 75.00 yen per share, as follows:

As we have already paid an interim dividend of 75.00 yen per share, the full-year dividend will be 150.00 yen per share, which is the same as the previous term.

① Kind of the dividend property	Cash
② Matters regarding allocation of the dividend property and its total amount	75.00 yen per one common share of the Company Total amount of dividend 81,905,111,550 yen
③ Effective date of the distribution of the dividend from surplus	March 31, 2017

Item No.2: Election of Seven Directors

The terms of office of all of the six Directors will expire at the end of this Meeting. Accordingly, we propose the election of seven Directors. The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business fields or headquarters functions, while two or more Independent Outside Directors are appointed in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Brief personal record, position, business in charge and important concurrent posts
Fujio Mitarai

As of

Apr.  1961: Entered the Company

Mar. 1981: Director

Mar. 1985: Managing Director

Mar. 1989: Senior Managing & Representative Director

Mar. 1993: Executive Vice President & Representative Director

Sep. 1995: President & CEO

Mar. 2006: Chairman, President & CEO

May 2006: Chairman & CEO (daihyō torishimariyaku kaichō)

Mar. 2012: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō)

Mar. 2016: Chairman & CEO (daihyō torishimariyaku kaichō) (present)

[Important concurrent posts]

●Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

Date of birth Sep. 23, 1935
Number of the Company’s shares held
123,723 shares

[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Masaya Maeda	As of Apr. 1975: Mar. 2007: Apr. 2007: Mar. 2010: Mar. 2014: Mar. 2016:	Entered the Company Director Chief Executive of Image Communication Products Operations Managing Director Senior Managing Director President & COO (present)

Date of birth Oct. 17, 1952
Number of the Company’s shares held 15,200 shares

[Reasons for being selected as a candidate]

Mr. Masaya Maeda has engaged in camera development for many years, and has continually driven the commercialization of digital cameras, boosting their market share to the No. 1 position in the world after late entry to the market. In addition, he accomplished great things in boosting the profitability of the camera business through the enhancement, automation, etc., of production engineering technology and has currently been working on measures centered on the strengthening of existing businesses as a COO. The Company has selected him as a candidate for Director upon determining that his experience and ability for innovation are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Toshizo Tanaka	As of Apr. 1964: Mar. 1995: Mar. 1997: Mar. 2001: Mar. 2007: Mar. 2008: Apr. 2011: Apr. 2012: Mar. 2014:

Entered the Company

Director

Managing Director

Senior Managing Director

Executive Vice President & Director

Executive Vice President & CFO (present)

Group Executive of Finance & Accounting Headquarters

Group Executive of Facilities Management Headquarters

Group Executive of Human Resources Management & Organization Headquarters (present)

Date of birth Oct. 8, 1940
Number of the Company’s shares held 22,410 shares

[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, such as public affairs and human resources, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Shigeyuki Matsumoto	As of Apr. 1977: Jan. 2002: Mar. 2004: Mar. 2007: Mar. 2011: Mar. 2015: Jul. 2015: Mar. 2016:

Entered the Company

Group Executive of Device Technology Development Headquarters

Director

Managing Director

Senior Managing Director

Group Executive of Corporate R&D

Group Executive of R&D Headquarters (present)

Senior Managing Director & CTO (present)

Date of birth Nov. 15, 1950
Number of the Company’s shares held
29,152 shares

[Reasons for being selected as a candidate]

Mr. Shigeyuki Matsumoto has engaged in semiconductor device development over many years, and has contributed greatly to the development and volume production of CMOS sensors used in digital cameras, etc. He also serves as the head of the division that oversees the development of the Company’s core technologies, and the Company has selected him as a candidate for Director upon determining that, personnel that can manage development from a commercialization perspective are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Toshio Homma	As of Apr. 1972: Jan. 1995: Mar. 2003: Apr. 2003: Jan. 2007: Mar. 2008: Mar. 2012: Mar. 2016: Apr. 2016:

Entered the Company

Senior General Manager of Copying Machine Development Center

Director

Group Executive of Business Promotion Headquarters

Chief Executive of L Printer Products Operations

Managing Director

Senior Managing Director

Group Executive of Procurement Headquarters

Executive Vice President (present)

Chief Executive of Office Imaging Products Operations (present)

Date of birth Mar. 10, 1949
Number of the Company’s shares held 48,252 shares

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform, contributed to creating a structure to support reducing the cost-of-sales ratio, and currently manages the overall printing business including commercial printing. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

7

Candidate for Outside Director	Brief personal record, position, business in charge and important concurrent posts
Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 2,900 shares

As of

Apr. 1969:   Appointed as Public Prosecutor

Feb. 2003:  Superintending Prosecutor of Takamatsu High Public Prosecutors Office

Jun. 2004:   Superintending Prosecutor of Hiroshima High Public Prosecutors Office

Aug. 2005:  Superintending Prosecutor of Osaka High Public Prosecutors Office

May 2006:   Retired from Superintending Prosecutor of Osaka High Public Prosecutors

Office Qualified for attorney (present)

Jun. 2007:   Audit & Supervisory Board Member of NICHIREI CORPORATION (present)

Jun. 2008:   Director of Sumitomo Osaka Cement Co., Ltd. (present)

Jun. 2010:   Director of HEIWA REAL ESTATE CO., LTD. (present)

Mar. 2014:   Director (present)

[Important concurrent posts]

●Attorney

●Audit & Supervisory Board Member of NICHIREI CORPORATION

●Director of Sumitomo Osaka Cement Co., Ltd.

●Director of HEIWA REAL ESTATE CO., LTD.

[Reasons for being selected as a candidate]

The Company has selected Mr. Kunitaro Saida as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

Candidate for Outside Director	Brief personal record, position, business in charge and important concurrent posts
Haruhiko Kato Date of birth Jul. 21, 1952 Number of the Company’s shares held 0 shares

As of

Apr. 1975:   Entered Ministry of Finance

Jul. 2007:    Director-General of Tax Bureau, Ministry of Finance

Jul. 2009:    Commissioner of National Tax Agency

Jul. 2010:    Retired from Commissioner of National Tax Agency

Jan. 2011:   Senior Managing Director of Japan Securities Depository Center, Incorporated

Jun. 2011:   President and Chief Executive Officer (daihyō torishimariyaku shachō)

                    of Japan Securities Depository Center, Incorporated

Jun. 2013:    Director of Toyota Motor Corporation (present)

Mar. 2014:   Director (present)

Jul. 2015:    President and Chief Executive Officer (daihyō shikkōyaku shachō) of Japan

Securities Depository Center, Incorporated (present)

[Important concurrent posts]

●Presidentand Chief Executive Officer of Japan Securities Depository Center, Incorporated

●Director of Toyota Motor Corporation

[Reasons for being selected as a candidate]

Mr. Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. The Company has selected Mr. Haruhiko Kato as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Haruhiko Kato are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.	At Sumitomo Osaka Cement Co., Ltd., where Mr. Kunitaro Saida serves as Outside Director, inappropriate accounting treatment in the settlement of accounts during the period from the first quarter of fiscal year ended March 31, 2010 through the second quarter of fiscal year ended March 31, 2012, was discovered, and the aforesaid company submitted amendment reports for Annual Securities Report, etc., issued a correction to the financial results report (Kessan Tanshin), and submitted a business improvement report to the Tokyo Stock Exchange. Mr. Kunitaro Saida regularly promotes awareness from the viewpoint of placing importance on compliance and internal controls, and with respect to the aforementioned matter, he was appointed as a member of the internal investigation committee where he proactively investigated the matter and advised from an independent standpoint on the proposals of measures to prevent recurrence. In addition, he expressed his opinion on corrective measures and measures to prevent recurrence such as strengthening measures.
	4.	Although Mr. Kunitaro Saida does not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Director due to his corporate legal affairs experience as an attorney.
	5.	Mr. Kunitaro Saida and Mr. Haruhiko Kato will have served as Outside Directors of the Company for three years as of the end of this Meeting.
	6.	The Company has entered into a contract with Mr. Kunitaro Saida and Mr. Haruhiko Kato limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should they be elected, the Company will continue the aforementioned contract with them.
	7.	The Company has notified Mr. Kunitaro Saida and Mr. Haruhiko Kato as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected, the Company will continue to make both of them independent directors. The Company’s “Independence Standards for Independent Directors/Audit and Supervisory Board Members” are posted on its website on the Internet (http://www.canon.com/ir/governance/images/standard. pdf).
Additional Note for English Translation:
Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka, and Mr. Shigeyuki Matsumoto are Representative Directors.

Item No.3: Election of One Audit & Supervisory Board Member

Audit & Supervisory Board Member Mr. Osami Yoshida will resign at the end of this Meeting. Accordingly, we propose the election of one Audit & Supervisory Board Member.

The Company has a basic policy to have Outside Audit & Supervisory Board Members that have extensive knowledge in specialized areas such as law, finance and accounting. The candidate for Audit & Supervisory Board Member, based on this basic policy, is as follows:

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

Candidate for Outside Audit & Supervisory Board Member		Brief personal record, position and important concurrent posts
Hiroshi Yoshida	As of Oct. 1980: Apr. 1984: Jul. 1993: Jun. 2000: May 2007: Nov. 2011: Mar. 2017:

Joined Tohmatsu Awoki & Co.

Registered as Certified Public Accountant (present)

Partner of Tohmatsu & Co.

Representative Partner of Tohmatsu & Co.

Managing Partner, Finance & Administration of Deloitte Touche Tohmatsu

The Board Member of Deloitte Touche Tohmatsu

CFO of Deloitte Touche Tohmatsu LLC

Scheduled to retire from Deloitte Touche Tohmatsu LLC

Date of birth Sep. 5, 1954
Number of the Company’s shares held 0 shares

[Reasons for being selected as a candidate]

Mr. Hiroshi Yoshida has engaged in the practice of corporate accounting as a certified public accountant for many years. The Company has selected Mr. Hiroshi Yoshida as a candidate for Outside Audit & Supervisory Board Member so that the Company’s management may utilize his wealth of experience and advanced expert knowledge related to corporate accounting in improving the appropriateness of audits.

9

Notes:	1.	The candidate for the Audit & Supervisory Board Member has no special interest in the Company.
	2.	Mr. Hiroshi Yoshida is candidate for Outside Audit & Supervisory Board Member defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
	3.

Although Mr. Hiroshi Yoshida does not have the experience of being involved in the management of a company, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member by utilizing his wealth of experience and advanced expert knowledge related to corporate accounting, as outlined above in “Reasons for being selected as a candidate.”

	4.

Should Mr. Hiroshi Yoshida be elected to the position of Audit & Supervisory Board Member, the Company will enter into a contract with Mr. Hiroshi Yoshida limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations.

	5.

Should Mr. Hiroshi Yoshida be elected to the position of Audit & Supervisory Board Member, the Company will notify Mr. Hiroshi Yoshida as an independent audit & supervisory board member to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Deloitte Touche Tohmatsu LLC, where Mr. Hiroshi Yoshida is employed, is not the auditing firm charged with the accounting auditing of the Company. Moreover, although there are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid auditing firm’s annual net sales, and the Company judges that his independence is not affected by the aforesaid circumstances. Furthermore, Mr. Hiroshi Yoshida is scheduled to retire from the aforesaid auditing firm before this Meeting.

	6.

The Company’s “Independence Standards for Independent Directors/Audit and Supervisory Board Members” are posted on its website on the Internet (http://www.canon.com/ ir/governance/images/standard.pdf).

Item No.4: Grant of Bonus to Directors

It is proposed that bonus be granted to the four Directors excluding Outside Directors as of the end of this term, in appreciation of their services during this business term, which totals 59,520,000 yen considering the business results for this business term and the members to be granted, etc.

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights in writing or by electromagnetic means.

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

(1)

You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see “Specific Procedures to Exercise Your Voting Rights via the Internet” (1) below). Please note that you cannot exercise your voting rights via the Internet by a mobile phone.

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form are required.
(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
Specific Procedures to Exercise Your Voting Rights via the Internet
(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/).
(2)

Enter the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form and click on the “Log-in” button. On the first time you log in, you must change your password when prompted for security reasons.

(3)	Exercise your voting rights by following the directions on the screen.
System Requirements
● OS	Windows® computer
● Browser	Microsoft® Internet Explorer 7 or higher
● Recommended Monitor Resolution	1024×768 pixels or higher

*Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

Security

You may exercise your voting rights safely due to the encryption technology (SHA-2) used to protect your voting information from being tampered with or wiretapped.

In addition, the “Code for the Exercise of Voting Rights” and the “Password” described in the Voting Form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not make any inquiries regarding your “Password.”

For Inquiries with Respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial: Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free, available in Japan only) Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

BUSINESS REPORT (From January 1, 2016 to December 31, 2016)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The world economy during the current business term (116th Business Term) can be summarized as follows: The U.S. economy continued to recover, but only moderately. While the European economy generally remained firm particularly in Germany, concerns about the UK’s decision to exit the EU and the effect of the situation in Syria rose. Meanwhile, economic slowdown in China continued and the challenging economic conditions in other emerging countries such as Russia and Brazil persisted. In the Japanese economy, recoveries in corporate earnings and corporate capital investments have stalled. As for exchange rates, the yen continued to rise from the beginning of the year. Although the yen started to weaken since November, it appreciated significantly against both the U.S. dollar and the euro over the full year as compared with the previous term, which hit our business results severely.

Turning to the overview of each business unit of the Canon Group, in the Office Business Unit, sales of color office multifunction devices (MFDs) and digital production printing systems were strong, but laser printer sales remained subdued due to, among others, the effect of economic downturn in emerging economies. In the Imaging System Business Unit, while new products of interchangeable lens digital cameras received favorable market responses, unit sales of compact digital cameras decreased from the previous term partly due to the effect of the difficulty in the procurement of parts following the

Four New Businesses
Commercial Printing	Network Cameras

13

Kumamoto Earthquake in addition to the effect of the market that continues to shrink. Unit sales of inkjet printers declined due to the shrinkage of the consumer market. In the Industry and Others Business Unit, demand for organic LED (OLED) panel manufacturing equipment from panel manufacturers expanded on the back of the increasing adoption of OLED panels particularly for smartphones.

As a result, consolidated net sales and income before income taxes for the current business term were 3,401.5 billion yen (down 10.5% from the previous term) and 244.7 billion yen (down 29.6% from the previous term), respectively. Consolidated net income attributable to Canon Inc. was 150.7 billion yen (down 31.6% from the previous term). On a non-consolidated basis, we recorded net sales of 1,764.0 billion yen (down 15.6% from the previous term), ordinary profit of 158.4 billion yen (down 41.3% from the previous term), and net income of 133.1 billion yen (down 37.2% from the previous term).

In the current business term, the Canon Group embarked upon Phase V (2016 - 2020) of our “Excellent Global Corporation Plan.” As the

existing main businesses continue to mature, with a view to renewing growth, the Canon Group will work to transform its business structure through the development and strengthening of new businesses by focusing mainly on commercial printing, network cameras, healthcare, and industrial equipment, which are the areas in which further market growth is expected.

As part of this effort, Canon Inc. (the “Company”) made Toshiba Medical Systems Corporation, one of the leading companies in the field of medical equipment, a subsidiary in December 2016. In the field of diagnostic imaging systems, Toshiba Medical Systems Corporation has the most extensive product line-up in the industry and maintains a significant lead in the sales of medical X-ray computed tomography (CT) systems in Japan. With the allocation of the management resources of the Canon Group, we aim to expand the healthcare business to the level that is comparable to the leading companies in the world.

Healthcare	Industrial Equipment

14

Highlights of Consolidated Results

•

In the current business term, the world economy as a whole experienced only a moderate recovery due to, among others, the slowdown in emerging economies. In such an environment, despite efforts to promote sales of highly-competitive products, consolidated net sales decreased 10.5% compared with the previous term under the effect of significant appreciation of the yen.

•

Although we shifted to high value-added products and promoted group-wide efforts to reduce costs and slash expenses, consolidated net income attributable to Canon Inc. decreased 31.6% from the previous term due to the significant impact of the appreciation of the yen.

15

16

Business Conditions by Operations

Office Business Unit

In the office MFDs area, amid the increasingly difficult market environment marked by increased competition from other companies, we worked to improve profitability by focusing on securing customers from which a large printing volume can be expected. As the shift in demand from monochrome machines to color machines progressed further, sales of monochrome machines were weak particularly in Japan. On the other hand, sales of color machines were relatively firm. In particular, the “imageRUNNER ADVANCE C5500” series, the newly introduced medium- to high-speed A3 color machines with significant improvements in operability, productivity, and image quality, received favorable market responses. In addition, the “imageRUNNER ADVANCE C3300” series launched in the previous term delivered strong results particularly in China.

In the area of digital production printing systems, sales of the “imageRUNNER ADVANCE 8500” series grew in the generally shrinking monochrome machine market. Moreover, the “imagePRESS C10000VP” series of color machines performed well, pushing up unit sales of digital production printing systems as a whole.

As for laser multifunction printers (MFPs) and laser printers, both unit sales and sales revenue declined due to the effect of the shrinking markets in Latin America and other emerging markets, particularly the significant drop in the sales of monochrome machines.

As for business-use high speed printers manufactured by Océ, sales of sheet-fed inkjet press, the “Océ VarioPrint i300,” were firm.

As a result, sales for this business unit decreased by 14.4% on a consolidated basis and by 18.4% on a non-consolidated basis, both in comparison to the previous term.

17

18

Imaging System Business Unit

The interchangeable lens digital camera market continued to face a difficult environment. Despite this, we achieved an increase in unit sales and maintained the No. 1 global market share position. This was a result of our efforts to vitalize the market by launching five new models, including the DSLR camera flagship “EOS-1D X Mark II,” which has been remodeled for the first time in four years, the “EOS 5D Mark IV” full-frame model targeting advanced amateur markets, and the “EOS M5” mirrorless model with a built-in electronic viewfinder (EVF).

As for compact digital cameras, in addition to market contraction, there was difficulty in procuring parts after the Kumamoto Earthquake. Although we posted lower unit sales, we focused on the production and sales of high value-added models, giving priority to profitability.

As for the “CINEMA EOS SYSTEM” of digital cinema cameras targeting the motion picture production industry, we launched a flagship model, the “EOS C700,” to respond to the broad needs of professional users.

As for broadcast equipment, demand for models suitable for live sports broadcasting and demand in China and certain other countries for high-definition equipment continued to be strong. While inquiries about our studio zoom lens for 4K broadcast cameras employing 2/3 inch sensors increased in Europe and Asia, the “COMPACT-SERVO” lens product for large-sensor cameras received favorable market responses globally.

In the area of inkjet printers, while the consumer market generally continues to shrink, models with large-capacity ink tanks enjoyed favorable market responses in emerging economies in Asia and elsewhere. Although home-use models launched in fall that have been remodeled in a compact and stylish design performed well particularly in the Japanese market, unit sales of inkjet printers as a whole decreased from the previous term.

As for large-format inkjet printers, we achieved strong sales of the “imagePROGRAF PRO” series, new products launched in the first half of the current business term for use in the fields of professional photography and graphic art.

As a result, sales for this business unit decreased by 13.3% on a consolidated basis and by 13.6% on a non-consolidated basis, both in comparison to the previous term.

19

20

Industry and Others Business Unit

In the area of semiconductor lithography equipment, although we focused on selling, among others, the “FPA-5550iZ,” a long-selling i-line tool known for stable quality and operation, and the “FPA-6300ES6a,” a model boasting the industry’s highest level of performance, unit sales decreased from the previous term due to the effect of changes in capital investment demand for memories for mobile devices.

As for FPD lithography equipment, supported by the increase in demand for high-resolution OLED panels that are used in mobile devices, unit sales of lithography equipment for small to mid-sized panels such as the “MPAsp-E810” series increased.

As for digital radiography systems, which are used in medical diagnosis, although demand from X-ray system equipment manufacturers increased in China, global unit sales of such systems were almost flat from the previous term partly due to the effect of increased competition.

As for network cameras, in addition to their use in monitoring disasters and crime prevention, there is growing demand to employ them in the areas of marketing and efficiency improvement at production sites. In this environment, through the expansion of our product line-up and the launch of video analysis software, we expanded sales.

Sales of OLED panel manufacturing equipment of Canon Tokki Corporation increased significantly supported by active capital investment by panel manufacturers reflecting mainly the increasing demand for smartphone displays.

As a result, sales for this business unit increased by 11.4% on a consolidated basis and decreased by 5.1% on a non-consolidated basis, both in comparison to the previous term.

21

22

(2) Financing

In March, 2016, the Company borrowed the amount of 660.0 billion yen from a financial institution for the purpose of procuring funds to acquire share options for Toshiba Medical Systems Corporation.

(3) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 171.6 billion yen (79.4 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term

Canon Ecology Industry Inc.:	Canon Canada Inc.:	Oita Canon Inc.:
New Production Base	New Headquarters	New Administration and Development Building
(Office Business Unit)	(Headquarters Operations)	(Imaging System Business Unit)
Location: Bando-shi, Ibaraki Pref., Japan	Location: Ontario, Canada	Location: Kunisaki-shi, Oita Pref., Japan
Date of Completion: November, 2016	Date of Completion: September, 2016	Date of Completion: December, 2016
*Leased to Canon Ecology Industry Inc. by the Company		*Leased to Oita Canon Inc. by the Company

Toride Plant of the Company:
New Manufacturing Training Center
(Headquarters Operations)
Location: Toride-shi, Ibaraki Pref., Japan
Date of Completion: February, 2016

Main facilities under construction for establishment / expansion as of the end of this term

Fukushima Canon Inc.:	Canon Components, Inc.:
New Production Base	New Administration and Development Building
(Imaging System Business Unit)	(Imaging System Business Unit)
Location: Fukushima-shi, Fukushima Pref., Japan	Location: Kodama-gun, Saitama Pref., Japan
*To be leased to Fukushima Canon Inc. by the Company

(4) Acquisition of Shares of Other Companies

In December, 2016, to strengthen the foundation of the healthcare business, the Company exercised the share options for Toshiba Medical Systems Corporation that the Company acquired pursuant to a Shares and Other Securities Transfer Agreement concluded with Toshiba Corporation in March, 2016, and made it a consolidated subsidiary of the Company.

23

(5) Business Challenges and Countermeasures

Although the IMF is projecting a modest pickup in the global economy in 2017, political and economic circumstances are expected to remain highly uncertain.

In the 116th Business Term, the Canon Group, embracing the challenge of realizing new growth through a grand strategic transformation under Phase V of our “Excellent Global Corporation Plan,” secured the bases for the four B2B spheres thought to be our future major business areas, commercial printing, network cameras, healthcare and industrial equipment. In the 117th Business Term, which will be the second year of Phase V, we will work to expand these new businesses and work to address the following key challenges under the theme “Further promoting grand strategic transformation by accelerating reforms.”

1. Thoroughly bolster existing business

In order to successfully transform its business structure, we will work to improve profitability by reinforcing the existing businesses that will support this transformation. Specifically, we will accelerate the development of “Dantotsu Products,” which are products with unique appeal and strengths that realize high profitability thanks to their difficulty to imitate. At the same time, we will advance such initiatives as automation, in-house production, and procurement reform, in order to achieve a cost-of-sales ratio of 45%. Additionally, we will expand its business domains, developing new business models in response to the internet of things (IoT) and cloud environments.

2. Strengthen and grow new businesses and create future businesses

For commercial printing, with the aim of becoming a comprehensive printing company, we will accelerate product development in order to make a full-scale entry into the fast-growing package printing market. Regarding network cameras, we will work to, not only improve image quality, but also increase camera intelligence, by leveraging the image-processing and image-analysis technologies at its disposal in order to create market-specific solutions. As for healthcare, we will formulate new growth strategies, built around Toshiba Medical Systems Corporation, and will exert the Group’s comprehensive strength to provide innovative products and high-quality services on a global scale. For industrial equipment, such as semiconductor equipment that utilizes nanoimprint lithography, we will formulate new business strategies foreseeing a “fourth industrial revolution” driven by artificial intelligence and IoT.

3. Restructure the global sales network

In the B2B sphere, success or failure is determined by the capacity to devise and implement solutions. In addition to training highly skilled sales engineers with a breadth of technical knowledge spanning both hardware and software, we will establish a sales structure with networks that expand to corporations and governments. Additionally, we will formulate global sales strategies that take full advantage of the expansion and development of e-commerce.

4. Strengthen R&D through open innovation

We will move forward with strategic R&D by enhancing R&D efficiency in existing business fields, being selective in investment in promising new fields, and promoting proactive external cooperation. Furthermore, we will accelerate training for software engineers in preparation for advances in technology for artificial intelligence and IoT.

5. Cultivate global human resources and reinvigorate the Canon spirit

The enterprising spirit and the San-ji (Three Selfs) Spirit of self-motivation, self-management, and self-awareness, have been basic components of Canon’s corporate DNA since its foundation. We are now working to re-instill these values as we promote the development of human resources that are able to exert leadership in a global environment.

24

(6) Status of Assets and Earnings

Consolidated

	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)	115th Business Term (Jan. 1, 2015-Dec. 31, 2015)	116th Business Term (Jan. 1, 2016-Dec. 31, 2016)

Net Sales (100 millions of yen)	34,798	37,314	37,273	38,003	34,015

Income before Income Taxes (100 millions of yen)	3,426	3,476	3,832	3,474	2,447

Net Income Attributable to Canon Inc. (100 millions of yen)	2,246	2,305	2,548	2,202	1,507

Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	191.34	200.78	229.03	201.65	137.95

Total Assets (100 millions of yen)	39,555	42,427	44,606	44,278	51,385

Total Canon Inc. Shareholders’ Equity (100 millions of yen)	25,980	29,103	29,782	29,664	27,831

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted average number of outstanding shares during the term.

Non-Consolidated

	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)	115th Business Term (Jan. 1, 2015-Dec. 31, 2015)	116th Business Term (Jan. 1, 2016-Dec. 31, 2016)

Net Sales (100 millions of yen)	21,297	21,527	20,842	20,911	17,640

Ordinary Profit (100 millions of yen)	2,357	2,367	2,493	2,698	1,584

Net Income (100 millions of yen)	1,576	1,704	1,755	2,120	1,331

Net Income Per Share (yen)	134.32	148.43	157.72	194.10	121.84

Total Assets (100 millions of yen)	23,370	23,859	23,157	24,379	31,767

Net Assets (100 millions of yen)	15,947	15,670	14,473	14,842	14,526

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term.

(7) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products
Office Business Unit

Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Production Printing Systems, High-Speed Continuous Feed Printers, Wide-Format Printers, Document Solution

Imaging System Business Unit

Interchangeable Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large-Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Digital Radiography Systems, Diagnostic X-ray System, Computed Tomography, Magnetic Resonance Imaging Systems, Diagnostic Ultrasound System, Clinical Chemistry Analyzer, Ophthalmic Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

25

(8) Employees

Consolidated

Number of Employees
197,673 persons	(Increase of 8,102 persons from the previous term)

(Breakdown by Operation)
Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate
105,480 persons	55,263 persons	27,790 persons	9,140 persons

Non-Consolidated

Number of Employees
26,246 persons	(Decrease of 114 persons from the previous term)

(Breakdown by Operation)
Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate
7,853 persons	6,672 persons	2,939 persons	8,782 persons

(9) Major Lender

Lender	Funds Borrowed

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	610.0 billion yen

Note: The “Lender” and “Funds Borrowed” shown above are as of December 31, 2016, and the relevant borrowing was refinanced on January 31, 2017.

(10) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303 (millions of yen)	58.5	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 (millions of yen)	55.4	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80 (millions of yen)	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 (thousands of U.S.$)	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 (thousands of Euro)	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd.	7,000 (thousands of Singapore $)	100.0	Sale of business machines, cameras, etc. in Southeast Asia
Canon Vietnam Co., Ltd.	94,000 (thousands of U.S.$)	100.0	Manufacture of inkjet printers and laser printers
Toshiba Medical Systems Corporation	20,700 (millions of yen)	100.0	Development, manufacture, and sale of medical equipment
Toshiba America Medical Systems, Inc.	262,250 (thousands of U.S.$)	100.0	Sale of medical equipment in the Americas

Notes:	1.

The ratios of the Company’s voting rights in Canon Marketing Japan Inc., Canon Europa N.V., Toshiba Medical Systems Corporation, and Toshiba America Medical Systems, Inc. are calculated together with the number of voting rights held by subsidiaries of the Company.

2.

The status of the specified wholly-owned subsidiary as of the end of this term was as follows:

Name of specified wholly-owned subsidiary: Toshiba Medical Systems Corporation

Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., JAPAN

Book value of shares of specified wholly-owned subsidiary at the Company and its wholly-owned subsidiaries: 665,498 million yen

Amount of total assets of the Company: 3,176,703 million yen

Consolidated Status

The number of consolidated subsidiaries was 367, and the number of affiliated companies accounted for by the equity method was 9 as of the end of this term.

26

(11) Canon Group Global Network

Major Domestic Bases
Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Finetech Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Oita Plant [Oita Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Kosugi Office [Kanagawa Pref.] Toride Plant [Ibaraki Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Yako Office [Kanagawa Pref.] Utsunomiya Office [Tochigi Pref.] Ami Plant [Ibaraki Pref.]	Canon Tokki Corporation [Niigata Pref.] Toshiba Medical Systems Corporation [Tochigi Pref.]	Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
R&D
Canon IT Solutions Inc. [Tokyo]
Canon Software Inc. [Tokyo]

Major Overseas Bases

Americas

Marketing

Canon U.S.A., Inc. [U.S.A.]

Canon Canada Inc. [Canada]

Canon Mexicana, S.de R.L.de C.V. [Mexico]

Canon do Brasil Indústria e Comércio Limitada [Brazil]

Canon Chile, S.A. [Chile]

Toshiba America Medical Systems, Inc. [U.S.A.]

Manufacturing

Canon Virginia, Inc. [U.S.A.]

R&D

Canon Nanotechnologies, Inc. [U.S.A.]

Europe, Middle East, Africa

Marketing

Canon Europa N.V. [Netherlands]

Canon Europe Ltd. [U.K.]

Canon (UK) Ltd. [U.K.]

Canon France S.A.S. [France]

Canon Deutschland GmbH [Germany]

Canon Ru LLC [Russia]

Canon Middle East FZ-LLC [U.A.E.]

Canon South Africa (Pty) Ltd. [South Africa]

Manufacturing

Canon Giessen GmbH [Germany]

Canon Bretagne S.A.S. [France]

R&D

Canon Research Centre France S.A.S. [France]

R&D, Manufacturing and Marketing

Océ Holding B.V. [Netherlands]

Axis AB [Sweden]

Asia, Oceania

Marketing

Canon (China) Co., Ltd. [China]

Canon Hongkong Co., Ltd. [Hong Kong]

Canon Korea Consumer Imaging Inc. [South Korea]

Canon Singapore Pte. Ltd. [Singapore]

Canon India Pvt. Ltd. [India]

Canon Australia Pty. Ltd. [Australia]

Manufacturing

Canon Dalian Business Machines, Inc. [China]

Canon Zhuhai, Inc. [China]

Canon Zhongshan Business Machines Co., Ltd. [China]

Canon (Suzhou) Inc. [China]

Canon Inc., Taiwan [Taiwan]

Canon Hi-Tech (Thailand) Ltd. [Thailand]

Canon Vietnam Co., Ltd. [Vietnam]

Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]

R&D

Canon Information Systems Research Australia Pty. Ltd. [Australia]

27

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term
Issued Shares (share)	1,333,763,464	0	1,333,763,464
Capital Stock (yen)	174,761,797,475	0	174,761,797,475
Number of Shareholders (person)	294,144	Increase of 60,776	354,920

Shareholding Ratio by Category

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	66,728	6.1
Japan Trustee Services Bank, Ltd. (Trust Account)	50,656	4.6
The Dai-ichi Life Insurance Company, Limited	37,416	3.4
Barclays Securities Japan Limited	26,000	2.4
Mizuho Bank, Ltd.	22,558	2.1
Moxley and Co. LLC	20,126	1.8
State Street Bank West Client - Treaty 505234	17,579	1.6
Sompo Japan Nipponkoa Insurance Inc.	17,439	1.6
OBAYASHI CORPORATION	16,527	1.5
Japan Trustee Services Bank, Ltd. (Trust Account 7)	15,013	1.4

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (241,695 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

28

3. Share Options of the Company

Share Options Issued as Stock Options

(i)	Share Options Held by the Directors and Audit & Supervisory Board Members of the Company as of the end of this term

Category	Round of Issuance	Number of Share Options (Exercise Price Per Share)	Class and Number of Shares to be Acquired	Exercise Period	Number of Holders

Directors	4th Share Options	1,200 options (3,990 yen)	Common stock 120,000 shares	May 1, 2013 to April 30, 2017	4 persons

Audit & Supervisory Board Members	4th Share Options	150 options (3,990 yen)	Common stock 15,000 shares	May 1, 2013 to April 30, 2017	1 person

Notes:	1.	Share options are not granted to Outside Directors.
	2.	The share options owned by the Audit & Supervisory Board Member were granted to him before he assumed the position of Audit & Supervisory Board Member.

(ii) Issue Price of Share Options

No cash payment is required.

(iii) Other Conditions for Exercise of Share Options

a.	One share option may not be exercised partially.

b.

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s Ordinary General Meeting of Shareholders regarding the final business term within two years from the end of the Ordinary General Meeting of Shareholders at which the issuance of such share options was resolved.

c.

Holders of share options will be entitled to exercise their share options for two years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.

e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors meeting.

29

4. Directors and Audit & Supervisory Board Members (1) Directors and Audit & Supervisory Board Members
Position	Name	Business in Charge or Important Concurrent Posts
Chairman	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
President	Masaya Maeda	COO
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Shigeyuki Matsumoto	CTO Group Executive of R&D Headquarters
Director	Kunitaro Saida	Attorney, Audit & Supervisory Board Member of NICHIREI CORPORATION, Director of Sumitomo Osaka Cement Co., Ltd., Director of HEIWA REAL ESTATE CO., LTD.
Director	Haruhiko Kato	President and CEO of Japan Securities Depository Center, Incorporated, Director of Toyota Motor Corporation
Audit & Supervisory Board Member	Makoto Araki
Audit & Supervisory Board Member	Kazuto Ono
Audit & Supervisory Board Member	Tadashi Ohe	Attorney, Audit & Supervisory Board Member of Marui Group Co., Ltd., Director of Nissan Chemical Industries, Ltd.
Audit & Supervisory Board Member	Osami Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Kuniyoshi Kitamura

Notes:	1.

Directors Mr. Kunitaro Saida and Mr. Haruhiko Kato are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	2.	Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Osami Yoshida and Mr. Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	3.	Audit & Supervisory Board Member Mr. Osami Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.

Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Masaya Maeda, Mr. Toshizo Tanaka, and Mr. Shigeyuki Matsumoto are Representative Directors.

(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)		Remuneration and Other Amounts (millions of yen)
		Basic Remuneration	Bonus
Directors	17	710	60	770
of which, Outside Directors	2	48	–	48
Audit & Supervisory Board Members	5	114	–	114
of which, Outside Audit & Supervisory Board Members	3	59	–	59

Notes:	1.	The above numbers of Directors include 11 Directors who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 115th Business Term held on March 30, 2016.
	2.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	3.	“Bonus” represents the accrued director’s bonuses for this term.

30

(3) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Concurrent Post	Organization of Concurrent Post	Relation with the Company
Kunitaro Saida	Outside Audit & Supervisory Board Member	NICHIREI CORPORATION	No special relation
	Outside Director	Sumitomo Osaka Cement Co., Ltd.	No special relation
	Outside Director	HEIWA REAL ESTATE CO., LTD.	No special relation
Haruhiko Kato	President and CEO	Japan Securities Depository Center, Incorporated	No special relation
	Outside Director	Toyota Motor Corporation	No special relation
Tadashi Ohe	Outside Audit & Supervisory Board Member	Marui Group Co., Ltd.	No special relation
	Outside Director	Nissan Chemical Industries, Ltd.	No special relation

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director	Attended all 15 of Board of Directors meetings held during this term, and provided input based on his experience and insight in the legal profession when necessary.
Haruhiko Kato, Outside Director	Attended all 15 of Board of Directors meetings held during this term, and provided input based on his experience and insight in public finance, etc. when necessary.
Tadashi Ohe, Outside Audit & Supervisory Board Member

Attended 14 out of 15 Board of Directors meetings and 17 out of 19 Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Osami Yoshida, Outside Audit & Supervisory Board Member

Attended all 15 of Board of Directors meetings and all 19 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura, Outside Audit & Supervisory Board Member	Attended all 15 of Board of Directors meetings and all 19 of Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

Remuneration and Other Amounts Received by Outside Directors and Outside Audit & Supervisory Board Members from the Company’s Subsidiaries

Remuneration and other amounts received during this term by Outside Audit & Supervisory Board Members from the Company’s subsidiaries for their services as Audit & Supervisory Board Members amounted to 1 million yen.

31

5. Accounting Auditor

(1) Name of Accounting Auditor

Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	536 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,002 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc. and Canon Singapore Pte. Ltd. are audited by Ernst & Young LLP, Canon Europa N.V. is audited by Ernst & Young Accountants LLP, and Canon Vietnam Co., Ltd. is audited by Ernst & Young Vietnam Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from the Directors, related internal divisions, and the Accounting Auditor, as well as performing monitoring in accordance with the Sarbanes-Oxley Act of 2002, Article 202, in addition to confirming the audit plan, status of the performed audit for the previous term, and that the estimated remuneration is appropriate for the term. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

(4) Business Suspension Disposition to Which the Accounting Auditor Was Subject during Past Two Years

(i)	Subject of disposition
Ernst & Young ShinNihon LLC
(ii)	Contents of disposition
•	Suspension of accepting new engagements: three months
(From January 1, 2016 to March 31, 2016)
•	Business improvement order (improvement of the operation control structure)

(iii)	Reason for disposition
•

In regard to the audit of financial statements for TOSHIBA CORPORATION in the fiscal year ended March 31, 2010, the fiscal year ended March 31, 2012, and the fiscal year ended March 31, 2013, the above mentioned auditing firm’s certified public accountants, in negligence of due care, attested financial statements containing material false matters as those containing no material false matters.

•	The above mentioned auditing firm’s operation of the services was found to be grossly inappropriate.

32

6. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/ checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 15 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 70 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

33

2. System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

(1).   The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2).   The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities

(1).   Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Annual Plan on the Development of Risk Management System for 2016 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).   The Corporate Strategy Committee was held 11 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3. System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

(1).   Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).   The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
(1). The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.

(2).   The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

34

4. System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:

(a).   to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).   to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

(c). to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,

(d).   in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

(e). to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
(a). The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.

(b).   In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).   Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d). In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.
(e). Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5. System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

35

6. System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

(1).   The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).   Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).   The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

(4). Audit & Supervisory Board Members shall have accounting auditors periodically give reports.

(5).   Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

(6).   The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.

(7).   The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities

(1).   The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee. If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2).   Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending almost all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3).   The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board.

(4).   Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5).   Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members shared information with audit & supervisory board members of the subsidiary individually.

(6).   In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.

(7). In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

36

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	(Millions of yen)

	As of Dec. 31, 2016	As of Dec. 31, 2015
ASSETS

Current assets:

Cash and cash equivalents	630,193	633,613

Short-term investments	3,206	20,651

Trade receivables, net	641,458	588,001

Inventories	560,736	501,895

Prepaid expenses and other current assets	264,155	313,019

Total current assets	2,099,748	2,057,179

Noncurrent receivables	29,297	29,476

Investments	73,680	67,862

Property, plant and equipment, net	1,194,976	1,219,652

Intangible assets, net	446,268	241,208

Goodwill	936,424	478,943

Other assets	358,136	333,453

Total assets	5,138,529	4,427,773

	As of Dec. 31, 2016		As of Dec. 31, 2015
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	1,850		688

Trade payables	372,269		278,255

Accrued income taxes	30,514		47,431

Accrued expenses	304,901		317,653

Other current liabilities	273,835		171,302

Total current liabilities	983,369		815,329

Long-term debt, excluding current installments	611,289		881

Accrued pension and severance cost	407,200		296,262

Other noncurrent liabilities	142,049		130,838

Total liabilities	2,143,907		1,243,310

Commitments and contingent liabilities

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,385		401,358

Legal reserve	66,558		65,289

Retained earnings	3,350,728		3,365,158

Accumulated other comprehensive income (loss)	(199,881)		(29,742)

Treasury stock, at cost	(1,010,423)		(1,010,410)

[Treasury shares] (share)	[241,695,310	]	[241,690,840	]

Total Canon Inc. shareholders’ equity	2,783,129		2,966,415

Noncontrolling interests	211,493		218,048

Total equity	2,994,622		3,184,463

Total liabilities and equity	5,138,529		4,427,773

37

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015

Net sales	3,401,487	3,800,271

Cost of sales	1,727,654	1,865,887

Gross profit	1,673,833	1,934,384

Operating expenses:

Selling, general and administrative expenses	1,142,591	1,250,674

Research and development expenses	302,376	328,500

	1,444,967	1,579,174

Operating profit	228,866	355,210

Other income (deductions):

Interest and dividend income	4,762	5,501

Interest expense	(1,061)	(584)

Other, net	12,084	(12,689)

	15,785	(7,772)

Income before income taxes	244,651	347,438

Income taxes	82,681	116,105

Consolidated net income	161,970	231,333

Less: Net income attributable to noncontrolling interests	11,320	11,124

Net income attributable to Canon Inc.	150,650	220,209

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheets as of December 31, 2016>
1.	Allowance for doubtful receivables:	11,075 million yen
2.	Accumulated depreciation:	2,578,342 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Collateral assets:	178 million yen
5.	Guarantee obligations for bank loans:	6,056 million yen
<Note to Per Share Information as of December 31, 2016>
	Canon Inc. shareholders’ equity per share	2,548.49 yen

Note to Consolidated Statements of Income
<Note to Per Share Information for the year ended December 31, 2016>
Net income attributable to Canon Inc. shareholders per share
	Basic	137.95 yen
	Diluted	137.95 yen

38

Consolidated Statement of Equity	(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2015	174,762	401,358	65,289	3,365,158	(29,742)	(1,010,410)	2,966,415	218,048	3,184,463
Equity transactions with noncontrolling interests and other		27			258		285	(5,270)	(4,985)
Dividends to Canon Inc. shareholders				(163,810)			(163,810)		(163,810)
Dividends to noncontrolling interests								(4,077)	(4,077)
Acquisition of subsidiaries								1,047	1,047
Transfers to legal reserve			1,269	(1,269)			-		-
Comprehensive income:
Net income				150,650			150,650	11,320	161,970
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(101,257)		(101,257)	(6,409)	(107,666)
Net unrealized gains and losses on securities					1,196		1,196	(199)	997
Net gains and losses on derivative instruments					(2,924)		(2,924)	(24)	(2,948)
Pension liability adjustments					(67,412)		(67,412)	(2,943)	(70,355)
Total comprehensive income (loss)							(19,747)	1,745	(18,002)
Repurchase and reissuance of treasury stock				(1)		(13)	(14)		(14)
Balance at December 31, 2016	174,762	401,385	66,558	3,350,728	(199,881)	(1,010,423)	2,783,129	211,493	2,994,622

39

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 367, and the number of affiliated companies accounted for by the equity method was 9 as of December 31, 2016.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of Paragraph 1, Article 120-3 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the second sentence, Paragraph 1, Article 120, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

Canon accounts for its debt and marketable equity securities as follows. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

7. Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 5 years for software, 7 years to 17 years for patents and developed technology and 11 years to 20 years for customer relationships.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful receivables)

An allowance for doubtful receivables is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Taxes collected from customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

40

14. Recently Issued Accounting Guidance

In November 2015, the Financial Accounting Standards Board issued an amendment which requires deferred tax assets and liabilities be classified as noncurrent in the consolidated balance sheets. Canon early adopted this amended guidance from 2016, on a prospective basis, and prior periods were not retrospectively adjusted. Canon’s current deferred tax assets were 55,108 million yen and current deferred tax liabilities were 2,682 million yen as of December 31, 2015.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2016, a major customer accounted for approximately 12% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2016 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 7,800 million yen) as it was not practicable to estimate the fair value of such investments.

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Available-for-sale securities	43,028	43,028	-
Long-term debt, including	(612,538)	(612,668)	(130)
current portion
Foreign exchange contracts:
Assets	586	586	-
Liabilities	(9,392)	(9,392)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Available-for-sale securities

Available-for-sale securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

<Note to Business Combination>

As necessary clearance from competition regulatory authorities regarding the acquisition of Toshiba Medical Systems Corporation (TMSC) shares were obtained, Canon exercised the share options acquired for consideration of cash, through a Shares and Other Securities Transfer Agreement concluded with Toshiba Corporation dated March 17, 2016, and acquired all of the shares of TMSC. The acquisition date was December 19, 2016 and the purchase price was 665,498 million yen.

Under Phase V of the Excellent Global Corporation Plan, a five-year initiative that Canon has been implementing since 2016, “embracing the challenge of new growth through a grand strategic transformation” has been set as a basic policy. With regard to “strengthening and growing new businesses, and creating future businesses,” a particularly important strategy, Canon intends to develop a health care business within the realm of “safety and security,” as a next-generation pillar of growth.

Since the acquisition date of TMSC was near the balance sheet date, the allocation of the purchase price to the assets acquired and liabilities assumed was incomplete and provisionally carried out as of December 31, 2016. The preliminary estimated fair values of assets acquired and liabilities assumed at the acquisition date were 227,500 million yen for intangible assets, 237,821 million yen for other assets, and 292,501 million yen for liabilities and noncontrolling interests. The residual amount of 492,678 million yen was recorded as goodwill.

On January 31, 2017, Canon refinanced the borrowing that was provisionally raised in March 2016 for this acquisition with an unsecured loan with a repayment due in December 2021. The loan is 610,000 million yen as of December 31, 2016, and is included in long-term debt in the consolidated balance sheet.

41

FINANCIAL STATEMENTS

Balance Sheets

	As of Dec. 31, 2016	As of Dec. 31, 2015
ASSETS

Current assets	949,907	872,414

Cash and deposits	85,748	100,836

Notes receivable	54	1,018

Accounts receivable	476,690	449,431

Short-term investment securities	-	18,070

Finished goods	77,071	77,915

Work in process	72,471	64,548

Raw materials and supplies	6,238	6,022

Deferred tax assets	11,149	12,414

Short-term loans receivable	137,312	64,310

Other current assets	83,175	77,851

Allowance for doubtful receivables	(1)	(1)

Fixed assets	2,226,796	1,565,510

Property, plant and equipment, net	646,975	659,258

Buildings	389,686	391,313

Machinery	60,596	67,044

Vehicles	205	75

Tools and equipment	15,163	16,719

Land	149,351	148,868

Construction in progress	31,974	35,239

Intangible fixed assets	25,264	25,578

Software	24,625	24,842

Other intangibles	639	736

Investments and other assets	1,554,557	880,674

Investment securities	35,978	35,030

Investments in affiliated companies	1,451,422	776,812

Long-term pre-paid expenses	13,711	14,826

Deferred tax assets-noncurrent	39,562	40,105

Guarantees	534	669

Other noncurrent assets	13,445	13,327

Allowance for doubtful receivables-noncurrent	(95)	(95)

Total assets	3,176,703	2,437,924

(Millions of yen)

	As of Dec. 31, 2016	As of Dec. 31, 2015
LIABILITIES AND NET ASSETS

Current liabilities	1,056,706	903,222

Notes payable	513	680

Accounts payable	314,408	301,112

Short-term loans payable	602,326	461,686

Other payables	45,105	40,836

Accrued expenses	38,786	47,852

Accrued income taxes	8,868	22,805

Deposits	8,187	9,229

Accrued warranty expenses	2,376	3,920

Accrued bonuses for employees	4,397	4,606

Accrued directors’ bonuses	60	144

Other current liabilities	31,680	10,352

Noncurrent liabilities	667,351	50,545

Long-term loans payable	610,000	-

Accrued pension and severance cost	53,072	45,985

Reserve for environmental provision	1,389	1,618

Accrued long service rewards for employees	1,602	1,449

Other noncurrent liabilities	1,288	1,493

Total liabilities	1,724,057	953,767

Shareholders’ equity	1,443,164	1,473,935

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	1,972,537	2,003,295

Legal reserve	22,114	22,114

Other retained earnings	1,950,423	1,981,181

Reserve for special depreciation	138	167

Reserve for deferral of capital gain on property	3,982	3,727

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	696,375	727,359

Treasury stock	(1,010,423)	(1,010,410)

Valuation and translation adjustments	9,017	9,091

Net unrealized gains (losses) on securities	9,939	8,851

Net deferred gains(losses) on hedges	(922)	240

Subscription rights to shares	465	1,131

Total net assets	1,452,646	1,484,157

Total liabilities and net assets	3,176,703	2,437,924

42

Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
Net sales	1,763,987	2,091,139

Cost of sales	1,279,902	1,461,270
Gross profit	484,085	629,869

Selling, general and administrative expenses	416,542	460,631
Operating profit	67,543	169,238
Other income	124,026	145,874

Interest income	635	731

Dividend income	90,771	103,057

Rental income	27,141	28,948

Miscellaneous income	5,479	13,138

Other expenses	33,210	45,294

Interest expense	3,386	2,124

Depreciation of rental assets	24,107	26,365

Foreign exchange loss	2,843	10,215

Miscellaneous loss	2,874	6,590
Ordinary profit	158,359	269,818
Non-ordinary income	2,004	917

Gain on sales of fixed assets	1,296	550

Gain on sales of investment securities	42	121

Gain on reversal of subscription rights to shares	666	246

Non-ordinary loss	3,682	3,364

Loss on sales and disposal of fixed assets	3,294	3,364

Loss on valuation of investment securities	364	-

Loss on liquidation of subsidiaries and affiliates	24	-
Income before income taxes	156,681	267,371

Income taxes - Current	21,586	52,237

- Deferred	2,040	3,171
Net income	133,055	211,963

Notes to Balance Sheets
<Notes to Balance Sheet as of December 31, 2016>
1.	Accumulated depreciation of property, plant and equipment
1,453,175 million yen
2.	Guarantees
	Mortgage bank loans for employees	3,441 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	655,686 million yen
	Payables	879,442 million yen
<Note to Per Share Information as of December 31, 2016>
	Net assets per share	1,329.75 yen

Notes to Statements of Income
<Notes to Statement of Income for the year ended December 31, 2016>
Transactions with affiliated companies
	Sales	1,659,223 million yen
	Purchase	1,277,630 million yen
	Other transactions	134,285 million yen
<Note to Per Share Information for the year ended December 31, 2016>
	Net income per share	121.84 yen

43

Statement of Changes in Net Assets	(Millions of yen)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	167	3,727	1,249,928	727,359	(1,010,410)	1,473,935	8,851	240	1,131	1,484,157
Changes of items during the period
Transfer to reserve for special depreciation				17			(17)		-				-
Reversal of reserve for special depreciation				(46)			46		-				-
Transfer to reserve for deferral of capital gain on property					390		(390)		-				-
Reversal of reserve for deferral of capital gain on property					(135)		135		-				-
Dividends paid							(163,810)		(163,810)				(163,810)
Net income							133,055		133,055				133,055
Purchase of treasury stock								(18)	(18)				(18)
Disposal of treasury stock							(3)	5	2				2
Net changes of items other than shareholders’ equity									-	1,088	(1,162)	(666)	(740)
Total changes of items during the period	-	-	-	(29)	255	-	(30,984)	(13)	(30,771)	1,088	(1,162)	(666)	(31,511)
Balance at the end of current period	174,762	306,288	22,114	138	3,982	1,249,928	696,375	(1,010,423)	1,443,164	9,939	(922)	465	1,452,646

<Notes to Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2016 1,333,763,464 shares
2. Classes and shares of treasury stock

				(Shares)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	241,690,840	5,600	1,130	241,695,310

(Reason for change)

The increase of 5,600 shares reflects the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of 1,130 shares reflects the sale of shares less-than-one-unit, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2016 Ordinary general meeting of shareholders	Common stock	81,905	75.00	December 31, 2015	March 31, 2016
July 26, 2016 Board of directors’ meeting	Common stock	81,905	75.00	June 30, 2016	August 26, 2016

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2017 Ordinary general meeting of shareholders	Common stock	81,905	Retained earnings	75.00	December 31, 2016	March 31, 2017

4. Number of treasury shares for exercisable stock options as of December 31, 2016        Common stock  603,000 shares

44

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1.	Valuation of Securities
(1)	Securities of subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2.	Valuation of Inventories

(1)	Finished goods; work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3.	Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by declining-balance method. For buildings (excluding fixtures) acquired on or after April 1, 1998, depreciation is calculated by straight-line method.

(2)

Intangible fixed assets----calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets----calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as general provision for uncollectible receivables.
----General accounts
Allowances are provided using a rate determined by past debt experience.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(7)

Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

5.	Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract)
Hedged items----accounts receivables denominated in foreign currency for forecasted transaction.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

6.	Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System----applied

45

<Notes to Deferred Income Tax>

1.	Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)

Accrued pension and severance cost	22,342 million yen
Investments in subsidiaries	6,512 million yen
Loss on valuation of inventories	2,127 million yen
Outstanding enterprise tax	87 million yen
Depreciation of fixed assets in excess of limit	8,193 million yen
Loss on impairment of fixed assets	766 million yen
Excess in amortization of software	7,961 million yen
Amortization of deferred charges in excess of limit	6,132 million yen
Other	12,793 million yen
Subtotal deferred tax assets	66,913 million yen
Valuation reserve	(8,669) million yen
Total deferred tax assets	58,244 million yen

(Deferred tax liabilities)

Reserve for special depreciation	(62) million yen
Reserve for deferral of capital gain on property	(1,789) million yen
Other	(5,682) million yen
Total deferred tax liabilities	(7,533) million yen
Net deferred tax assets	50,711 million yen

2.	Changes in the Amounts of Deferred Tax Assets and Liabilities Due to Changes in the Rates of Income Taxes

“Act for Partial Revision of the Income Tax Act, etc.” (Act No.15 of 2016) and “Act for Partial Revision of the Local Tax Act, etc.” (Act No.13 of 2016) on March 29, 2016 and, effective from the fiscal year beginning on or after April 1, 2016, the income tax rates will be reduced.

Accordingly, the effective statutory tax rate used to measure deferred tax assets and deferred tax liabilities will be changed from the previous rate of 32% to 31% for temporary differences expected to be eliminated in the fiscal year beginning on January 1, 2017. The effect this change has on our profits and losses is negligible.

<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2016
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products	Sales of the Company’s products	211,754	Accounts receivable	70,793
				Borrowings of funds	10,000	Short-term loans payable	90,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	149,249	Accounts payable	33,706
Subsidiary	Canon Finetech Inc.	(Possession) Direct: 100%	Production of the Company’s products	Borrowings of funds	6,400	Short-term loans payable	51,400
Subsidiary	Toshiba Medical Systems Corporation	(Possession) Direct: 99.0% Indirect: 1.0%	Lending of funds	Lending of funds	80,500	Short-term loans receivable	80,500
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	471,637	Accounts receivable	138,075
				Borrowings of funds	(1,854)	Short-term loans payable	52,421
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	456,190	Accounts receivable	129,405
				Borrowings of funds	47,501	Short-term loans payable	124,948
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	201,543	Accounts receivable	41,685
				Borrowings of funds	10,207	Short-term loans payable	52,421
Subsidiary	Canon HongKong Co., Ltd	(Possession) Indirect: 100%	Sales of the Company’s products Interlocking directorate	Borrowings of funds	8,495	Short-term loans payable	32,617

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2016.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Inc., Canon U.S.A., Inc., Canon Europa N.V., Canon Singapore Pte. Ltd. and Canon HongKong Co., Ltd. are intended to make best use of the funding in the Canon Group. Transaction amount shows net borrowings and repayment. The interests are determined reasonably based on market interest rates.

(Note 4)

The loan receivable to Toshiba Medical Systems Corporation is intended to make best use of the funding in the Canon Group. Transaction amount shows net loans and collection. The interests are determined reasonably based on market interest rates.

(Note 5)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.

46

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
Report of Independent Auditors

February 13, 2017
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner
Ryo Kayama	Certified Public Accountant
Designated and Engagement Partner
Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2016 through December 31, 2016.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120 of the Company Accounting Regulations, as applied mutatis mutandis pursuant to Paragraph 3, Article 120-3 of the said Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2016.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

47

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
Report of Independent Auditors

February 13, 2017
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

	Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

	Ryo Kayama	Certified Public Accountant
Designated and Engagement Partner

	Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 116th fiscal year from January 1, 2016 through December 31, 2016.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 116th fiscal year ended December 31, 2016 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

48

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 116th business term from January 1, 2016, to December 31, 2016, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

49

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

February 13, 2017

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member    Makoto Araki

Audit & Supervisory Board Member    Kazuto Ono

Audit & Supervisory Board Member    Tadashi Ohe

Audit & Supervisory Board Member    Osami Yoshida

Audit & Supervisory Board Member    Kuniyoshi Kitamura

Note:

Audit & Supervisory Board Members, Tadashi Ohe, Osami Yoshida and Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

50

REFERENCE

Business Topics

Toshiba Medical Systems Corporation Joins the Canon Group

Under Phase V of the “Excellent Global Corporation Plan,” a new five-year plan that Canon has been implementing since 2016, “embracing the challenge of new growth through a grand strategic transformation” has been set as a basic policy. With regard to “strengthening and growing new businesses, and creating future businesses,” a particularly important strategy, we intend to develop a healthcare business as a next-generation pillar of growth. As part of such efforts, in December 2016, Toshiba Medical Systems Corporation, one of the leading companies in the medical equipment industry, joined the Canon Group. It possesses product development capabilities that meet the highest global standards, employs many top-class engineers who support these capabilities, and has built a strong global sales network.

Looking ahead, we hope to greatly develop the scale of its healthcare business to the same level as those of leading global companies by making the most of the combination of both companies’ management resources.

Products of Toshiba Medical Systems Corporation

51

CSR Initiatives

Tsuzuri Project: Donation of 56 Reproductions of Paintings from the Abbot’s Chambers of Tenkyuin Temple

The Tsuzuri Project, started by Canon and the non-profit organization Kyoto Culture Association, is a social and cultural support activity that has the dual goal of preserving and displaying cultural assets by producing high-resolution facsimiles through the combination of the latest digital technology and Kyoto’s traditional handcrafted art.

The activities for 2016 included donating, in April, high-resolution facsimiles of 22 sliding door paintings located in the Abbot’s Chambers of Tenkyuin Temple to the Tenkyuin Temple, a subtemple of Myoshinji Temple in Kyoto. Over a five-year period beginning in 2012, the Tsuzuri Project was involved in the reproduction of kinpeki-ga (landscape paintings made with gold-foil-pressed paper) in the Abbot’s Chambers of Tenkyuin. With this year’s donation, the reproduction of a total of 56 kinpeki-ga was completed. Going forward, the original cultural assets will be entrusted to the Kyoto National Museum for safekeeping in a controlled environment and the facsimiles are scheduled to be displayed twice a year on special occasions in spring and autumn.

Canon Vietnam and Canon Marketing Vietnam Give Assistance to Typhoon Affected Areas

As support for disaster affected areas in Vietnam, which were hit by flooding due to Typhoon No. 6 (Conson) in August 2016, Canon Vietnam Co., Ltd., and Canon Marketing Vietnam Co., Ltd., in cooperation with other Japanese companies, sent employee volunteers to disaster affected areas in October 2016. The volunteers handed emergency provisions for 600 households, including food, daily essentials and medicines, directly to local residents. In addition, they donated monetary aid, including money raised from employees.

In the areas visited, Deputy General Director of Canon Vietnam Co., Ltd., on behalf of the Japanese companies providing assistance, met with locals, introduced Canon’s corporate philosophy of kyosei and wished them a full recovery.

52

Information for Shareholders

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code (for stock exchanges in Japan)	7751
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo, and New York

Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza)(*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) https://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday – Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*	A special account is an account for the management of shares that are not managed at a securities company etc.
Please also refer to page 54.

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Method of public notice	Electronic means (http://canon.jp/) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.

The Company’s Investor Relations Website

http://www.canon.com/ir/

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)

The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts.

(System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)

The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

(System of receiving dividends in the account registered for receipt of dividends)

iii)	The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

*  It is not possible to use method i) for shares that are managed in a special account.

*  In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

53

To Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you can not purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).

To Shareholders Holding Shares of Canon Inc. in a Special Account

In accordance with the share certificate dematerialization in January 2009, shares of Canon Inc. not deposited in an account with a securities company etc., are currently being managed in a “special account” of Mizuho Trust & Banking Co., Ltd. (our manager of the register of shareholders).

Shares managed in a special account cannot be purchased or sold in the market due to certain restrictions on trade.

We are providing information so that our shareholders will have this opportunity to consider following the procedures for transferring from a special account.

Procedure for Transferring from a Special Account to an Account with a Securities Company etc.

The following procedures are for transferring shares that are managed in a special account to an account under the same name as the shareholder established with a securities company etc.

(i)   Establishing an account with a securities company etc.

      In the event that a shareholder intends to follow these procedures, it will be necessary to establish an account in advance with a securities company etc.

(ii)  Application for account transfer

(iii) Transfer procedures

      Upon establishing an account with a securities company etc., please contact Mizuho Trust & Banking Co., Ltd. (Toll free 0120-288-324, see page 53) Information regarding necessary procedures will be provided.

*Procedures(ii) and (iii) can also be handled at the help desk of the following branches or offices.

  <Applicable branches and offices>

  ● Mizuho Trust & Banking Co., Ltd.: Head office and branches across the nation (Please take note that these procedures cannot be handled at a Trust Lounge.)

  ● Mizuho Securities Co., Ltd.: Head office, branches and offices across the nation, and Planet Booths (locations within Mizuho Bank, Ltd. branches)

54